UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 2, 2020

Commission File Number 001-10888

TOTAL SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TOTAL SE is providing on this Form 6-K a description of certain recent developments relating to its business.

TABLE OF CONTENTS

SIGNATURES

EXHIBIT INDEX

Exhibit 99.1	Renewables: Total enters the floating offshore wind sector in France (October 7, 2020)

Exhibit 99.2	Total joins the Sea Cargo Charter, as Industry giants commit to transparent reporting of shipping emissions (October 7, 2020)

Exhibit 99.3	Total and Google Cloud develop Solar Mapper, a tool for estimating the solar energy potential of houses’ roofs (October 13, 2020)

Exhibit 99.4	India: Total strengthens its partnership with Adani in renewable energies (October 15, 2020)

Exhibit 99.5	Total Delivers its First Carbon Neutral LNG Cargo (October 20, 2020)

Exhibit 99.6	Carling platform: Total will respect its commitments related to the development of resins business within the Group (October 21, 2020)

Exhibit 99.7	Electric Vehicle Charging: ChargeUp Europe, Voice of the Industry in Europe, Welcomes TOTAL as its 9th member (October 26, 2020)

Exhibit 99.8	LanzaTech, Total and L’Oréal announce a worldwide premiere: the production of the first cosmetic plastic bottle made from industrial carbon emissions (October 27, 2020)

Exhibit 99.9	France: Total obtains 20% of the volumes of the latest national solar tender - More than 600 MW of projects awarded in France (October 27, 2020)

Exhibit 99.10	South Africa: Total Makes Second Significant Gas Condensate Discovery (October 28, 2020)

Exhibit 99.11	Clean Marine Fuels: Total charters four new LNG-powered vessels (October 28, 2020)

Exhibit 99.12	New board of statutory auditors proposed to the Shareholders’ Meeting on May 25, 2022 (October 29, 2020)

Exhibit 99.13	Third Quarter 2020 Results (October 30, 2020)

Exhibit 99.14	Total maintains the third 2020 interim dividend at €0.66/share (October 30, 2020)

Exhibit 99.15	Non-financial Reporting: Total discloses its first SASB report (Sustainability Accounting Standards Board) (October 30, 2020)

EXHIBIT INDEX

Exhibit 99.1	Renewables: Total enters the floating offshore wind sector in France (October 7, 2020)

Exhibit 99.2	Total joins the Sea Cargo Charter, as Industry giants commit to transparent reporting of shipping emissions (October 7, 2020)

Exhibit 99.3	Total and Google Cloud develop Solar Mapper, a tool for estimating the solar energy potential of houses’ roofs (October 13, 2020)

Exhibit 99.4	India: Total strengthens its partnership with Adani in renewable energies (October 15, 2020)

Exhibit 99.5	Total Delivers its First Carbon Neutral LNG Cargo (October 20, 2020)

Exhibit 99.6	Carling platform: Total will respect its commitments related to the development of resins business within the Group (October 21, 2020)

Exhibit 99.7	Electric Vehicle Charging: ChargeUp Europe, Voice of the Industry in Europe, Welcomes TOTAL as its 9th member (October 26, 2020)

Exhibit 99.8	LanzaTech, Total and L’Oréal announce a worldwide premiere: the production of the first cosmetic plastic bottle made from industrial carbon emissions (October 27, 2020)

Exhibit 99.9	France: Total obtains 20% of the volumes of the latest national solar tender - More than 600 MW of projects awarded in France (October 27, 2020)

Exhibit 99.10	South Africa: Total Makes Second Significant Gas Condensate Discovery (October 28, 2020)

Exhibit 99.11	Clean Marine Fuels: Total charters four new LNG-powered vessels (October 28, 2020)

Exhibit 99.12	New board of statutory auditors proposed to the Shareholders’ Meeting on May 25, 2022 (October 29, 2020)

Exhibit 99.13	Third Quarter 2020 Results (October 30, 2020)

Exhibit 99.14	Total maintains the third 2020 interim dividend at €0.66/share (October 30, 2020)

Exhibit 99.15	Non-financial Reporting: Total discloses its first SASB report (Sustainability Accounting Standards Board) (October 30, 2020)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL SE
Date: November 2, 2020	By:	/s/ ANTOINE LARENAUDIE
		Name:	Antoine LARENAUDIE
		Title:	Group Treasurer